Exhibit 21.1

Subsidiaries of the Registrant

Ownership
Name	Percentage
Beijing Tongmei Xtal Technology	100
Beijing Ji Ya Semiconductor Material Co., Ltd *	46
Nanjing Jin Mei Gallium Co., Ltd	83
Beijing BoYu Manufacturing Co., Ltd	70

*      AXT’s ownership of this subsidiary was 51% at inception, reduced to 46% at December 31, 2005 as 5% ownership was given to Ji Ya’s management upon fulfillment of certain conditions. AXT continues to consolidate this subsidiary as it has significant influence over management and majority control of its board of directors.